FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Shaw L. Edward, Jr.	2. Issuer Name and Ticker or Trading Symbol Aetna Inc. (AET)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President and General Counsel
(Last) (First) (Middle) c/o Aetna Inc. 151 Farmington Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/30/03
(Street) Hartford, CT 06156		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/30/03		M		10,000(20)	A		12,000	D
Common Stock								90.9241(1)	I	401(K) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)(2)	$45.5489							12/13/00	05/24/09	Common Stock	51,936		51,936	D
Employee Stock Option (Right to Buy)(3)	$50.1038							12/13/00	05/24/09	Common Stock	51,936		51,936	D
Employee Stock Option (Right to Buy)(4)	$24.1885							12/13/00	10/29/09	Common Stock	36,355		36,355	D
Employee Stock Option (Right to Buy)(5)	$22.1427							12/13/00	02/08/05	Common Stock	84,788		84,788	D
Employee Stock Option (Right to Buy)(6)	$19.7960							12/13/00	02/28/10	Common Stock	21,813		21,813	D
Employee Stock Option (Right to Buy)(7)	$26.4749							12/13/00	02/28/10	Common Stock	7,271		7,271	D
Employee Stock Option (Right to Buy)(8)	$31.2885							12/13/00	02/28/10	Common Stock	7,271		7,271	D
Employee Stock Option (Right to Buy)(9)	$26.6554							(10)	09/05/10	Common Stock	103,872		103,872	D
Employee Stock Option (Right to Buy)(11)	$26.1500							(12)	06/18/11	Common Stock	60,000		60,000	D
Employee Stock Option (Right to Buy)(13)	$35.7800							(14)	01/25/12	Common Stock	45,000		45,000	D
Employee Stock Option (Right to Buy)(15)	$37.0500							(15)	09/27/12	Common Stock	15,000		15,000	D
UNIT AWARD(16)	1 for 1							(16)	12/31/06	COMMON STOCK	9,200		9,200	D
UNIT AWARD(16)	1 for 1							(16)	12/31/06	COMMON STOCK	5,800		5,800	D
UNIT AWARD(17)	1 for 1	01/30/03		A		9,200		01/30/03	01/30/03	COMMON STOCK	9,200
UNIT AWARD(18)	1 for 1	01/30/03		D			8,400			COMMON STOCK	8,400	$43.32
UNIT AWARD(19)	1 for 1	01/30/03		M			10,000			COMMON STOCK	10,000		0

Explanation of Responses:

(1) Represents pro rata share of the stock portion of Aetna Common Stock Fund held by reporting person on Decembert 31, 2002 pursuant to Aetna Incentive Savings Plan. The information is based on information provided by the Plan Trustee as of that date.
(2) Previously Reported
(3) Previously Reported
(4) Previously Reported
(5) Previously Reported
(6) Previously Reported
(7) Previously Reported
(8) Previously Reported
(9) Previously Reported
(10) Exercisable in three annual installments beginning September 5, 2001.
(11) Previously Reported
(12) Exercisable in two annual installments beginning June 18, 2002.
(13) Previously Reported
(14) Exercisable in three equal annual installments beginning January 25, 2003.
(15) Previously reported; exercisable in three equal installments beginning September 27, 2003.
(16) Previously reported; the award vests upon achievement of certain performance criteria and is payable in cash or shares of the Company's Common Stock at the discretion of the Compensation Committee of the Board of Directors; however, if such units do not vest before December 31, 2006, 50% of the performance units will then be payable in shares of the Company's Common Stock provided reporting person is an active employee on that date.
(17) Represents vesting of additional performance units upon attainment of specified performance criteria and is payable in cash or shares of the Company's Common Stock at the discretion of the Compensation Committee of the Board of Directors.
(18) Represents vesting of performance units and mandatory settlement of a portion of the units in cash in a transaction exempt under 16b-3(e).
(19) Represents vesting of performance units and mandatory settlement of a portion of the units in stock in a transaction exempt under 16b-3(d)(1).
(20) Represents shares acquired in connection with vesting of performance units.

By: /s/ L. Edward Shaw, Jr. by Judith H. Jones, Attorney in Fact **Signature of Reporting Person	01/31/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of William C. Baskin, III, William J. Casazza, Paige L. Falasco, Judith H. Jones, Michele G. Kostin
and Christopher M. Todoroff, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Aetna Inc., a Pennsylvania corporation ("Aetna"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, 4, or 5 and timely file such Form with the United States
Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities
Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by Aetna, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 29th day of August, 2002.

Signature:  /s/L. Edward Shaw, Jr.
            L. Edward Shaw, Jr.